Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or “the Company”)

Suite 720 - 999 West Broadway Street

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

January 6, 2016 and January 14, 2016.

Item 3:	News Release

News releases announcing the material change were issued on January 6, 2016 and January 14, 2016 through Canada NewsWire and copies were filed on SEDAR.

Item 4:	Summary of Material Change

ESSA announced and completed a private placement (the “Private Placement”) of 4,545,452 units of the Company (each, a “Unit”) at US$3.30 per Unit for gross aggregate proceeds of approximately US$15 million. Each Unit consisted of one common share of the Company (“Common Share”), one seven-year cash and cashless exercise warrant (the “7-Year Warrants”), and one-half of one two-year cash exercise warrant (the “2-Year Warrants” and, together with the 7-Year Warrants, the “Warrants”). Each Warrant has an exercise price of US$3.30.

Item 5:	Full Description of Material Change

 ESSA announced and completed the Private Placement. The financing was led by Clarus Lifesciences, a new investor in the Company, with participation from Deerfield Management Company and other existing shareholders. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

Each Unit consisted of one Common Share, one 7-year Warrant, and one-half of one 2-Year Warrant. Each Warrant has an exercise price of US$3.30. The price and terms on which the Units were sold pursuant to the Private Placement were negotiated at arm’s length between the Company and the subscribers and no insiders subscribed for Units under the Private Placement.

All securities issued pursuant to the Private Placement are subject to a four month and one day hold period in Canada in accordance with applicable securities laws. Pursuant to a registration rights agreement entered into with each subscriber, the Company is required, within 30 days of closing, to file a prospectus supplement under its Registration Statement on Form F-10 with respect to resales in the United States, from time to time, of the Common Shares issuable under the Private Placement and the Common Shares issuable upon the exercise of Warrants (the “Warrant Shares”). Upon filing of the prospectus supplement, the Common Shares and Warrant Shares will be freely tradeable in the United States.

The Units, Common Shares, Warrants and Warrant Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Dilution and Shareholdings

Under the Private Placement, 4,545,452 Common Shares were issued on closing and, upon exercise of the 7-Year Warrants and the 2-Year Warrants issued on closing of the Private Placement, 4,545,452 Warrant Shares and 2,272,726 Warrant Shares, respectively, will be issued. In the event that all of the Warrants issued under the Private Placement are exercised pursuant to cash exercises, the Company would receive aggregate gross proceeds of approximately US$22.5 million. In the aggregate, the Common Shares issued pursuant to the Private Placement and the Warrant Shares issuable upon exercise of the Warrants would constitute 50.2% of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015. Other than as described herein, the Private Placement is not expected to materially affect the control of the Company.

Based on the number of Units subscribed for by Clarus Lifesciences III, L.P. (“Clarus”), Clarus would, assuming the exercise of all of the Warrants acquired by it pursuant to the Private Placement, hold 5,303,030 Common Shares, which would constitute 17.5% of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015. In addition, based on the number of Units which Special Situations Life Sciences Fund L.P. and Deerfield Private Design Fund III L.P. (or their affiliates) subscribed for, these subscribers (together with their affiliates) would, assuming the exercise of all of the Warrants acquired by them pursuant to the Private Placement, hold 3,151,512 Common Shares and 3,030,301 Common Shares, respectively, which would constitute 11.0%, and 10.7%, respectively, of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015; however, the terms of the Warrants issued to these subscribers prohibit the exercise of Warrants to the extent that the holder will, upon exercise, hold in excess of 9.985% of the issued and outstanding Common Shares, subject to limited exceptions.

Shareholder Consent

Pursuant to the rules of the TSX, shareholder approval was required for the Private Placement because: (i) the Company issued on the closing of the Private Placement greater than 25% of the Company’s issued and outstanding share capital at a price per Common Share that is less than the market price of the Common Shares; (ii) the price per Common Share under the Private Placement represented a discount of 23.3% (using the Bank of Canada noon exchange rate on December 29, 2015) to the volume weighted average price of the Common Shares on the TSX for the five-day period ended on December 29, 2015, being C$5.96, which is in excess of the 15% discount permitted without shareholder approval under the rules of the TSX; (iii) the exercise price of the Warrants was less than the market price of the Common Shares; (iv) the TSX considered the option to have the Warrants redeemed at the Black Scholes value of the Warrants (rather than a value based on market price) upon the occurrence of certain major change of control transactions or upon the occurrence of an event of default, as well as the requirement that the Company pay liquidated damages equal to 18% per annum of the Black Scholes value of the remaining unexercised portion of the Warrant, if the Company should fail to undertake certain actions under the Warrants (as described further under “Warrant Terms” below), to constitute non-standard adjustments to the exercise price of the Warrants; and (v) the holders of Warrants are entitled to dividends declared by the board of directors of the Company, as if the Warrants held by such warrantholders were Common Shares. Shareholder approval was similarly required under the rules of NASDAQ. In accordance with the rules of the TSX, the TSX determined to permit the Company to obtain shareholder approval through the delivery of a written consent executed by holders of more than 50% of the issued and outstanding Common Shares in lieu of holding a shareholder meeting. None of the consenting shareholders participated in the Private Placement.

Nomination Rights and Voting Agreement

Under the Private Placement, Clarus acquired 2,121,212 Common Shares, representing approximately 9.4% of the issued and outstanding Common Shares as at December 29, 2015 on a non-diluted basis and excluding the Warrants (and the Warrant Shares issuable upon exercise thereof) which were issued to Clarus on the closing date. Pursuant to the terms of the subscription agreement between the Company and Clarus, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. On closing of the Private Placement, the board of directors of the Company appointed Scott Requadt, Managing Director of Clarus Ventures, LLC, to the board of directors. These nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 Common Shares, subject to adjustment in certain circumstances.

In addition, on closing of the Private Placement, Richard Glickman, Marianne Sadar, Raymond Andersen and Bob Rieder, who in the aggregate control approximately 9,482,800 Common Shares constituting 41.9% of the issued and outstanding Common Shares on a non-diluted basis as at December 29, 2015, entered into a voting agreement (the “Voting Agreement”) with Clarus providing that such shareholders will vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Company. Under the Voting Agreement, the applicable shareholders are prohibited from transferring 50% of the Common Shares held by them on the effective date, with limited exceptions. The provisions of the Voting Agreement relating to change of control transactions and non-transferability of Common Shares will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Company or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Company’s board of directors.

Warrant Terms

The 7-Year Warrants have a term of seven years and an exercise price of US$3.30, and are exercisable either for cash or on a cashless exercise basis based on, among other things, the volume weighted average price of the Common Shares for the ten consecutive trading day period preceding the date of exercise. The 2-Year Warrants have a term of two years and an exercise price of US$3.30.

The Warrants contain certain protective covenants in favour of the warrantholders, including, among others: (i) the option to have the Warrants redeemed at the Black Scholes value of the Warrants upon the occurrence of certain major change of control transactions, such redemption payment to occur by cash or by the issuance of Common Shares depending on the form of consideration payable to the Company under the change of control transaction; (ii) the option to have the Warrants redeemed at the Black Scholes value of the Warrants upon the occurrence of an event of default, such redemption payment to occur by cash or by the issuance of Common Shares at the Company’s option; (iii) anti-dilution mechanisms in certain circumstances; (iv) entitlement of warrantholders to dividends declared by the board of directors of the Company, as if the Warrants held by such warrantholders were Common Shares; (v) payment by the Company of liquidated damages equal to 18% per annum of the Black Scholes value of the remaining unexercised portion of the Warrant, if the Company should fail to undertake certain actions under the Warrants; and (vi) reimbursement from the Company if warrantholders purchase common shares on the secondary market following a failure by the Company to deliver Common Shares upon exercise.

Financial Advisor

A financial advisor provided financial advisory services to the Company in connection with the Private Placement and received a commission on closing.

Item 6:	Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No material information has been omitted from this report.

Item 8:	Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 1-778-331-0962.

Item 9:	Date of Report

January 15, 2016.

Forward-Looking Statement Disclaimer

Certain statements in this material change report contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this material change report include, but are not limited to, statements regarding the anticipated use of the proceeds of the Private Placement, the ability of ESSA to explore the activity of EPI-506, the applicability of certain terms of the Voting Agreement, the filing of a prospectus supplement by ESSA and the ability to trade the Common Shares and Warrant Shares in the United States thereafter.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the market and demand for the securities of ESSA, general business, market and economic conditions, obtaining positive results of clinical trials, obtaining regulatory approvals and the ability of ESSA to file a resale prospectus supplement in the United States.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the general economic and business conditions in the United States, Canada, Europe and the other regions in which ESSA operates, not receiving required regulatory approvals, the inability of ESSA to file a resale prospectus supplement in the United States, and the additional factors discussed in or referred to under the heading “Risk Factors” in ESSA’s Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.